Exhibit 99.2

ELECTRA BATTERY MATERIALS CORPORATION

(FORMERLY FIRST COBALT CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

GENERAL

This Management’s Discussion and Analysis (“MD&A”) of Electra Battery Materials Corporation (“Electra” or the “Company”) was prepared on May 10, 2024 and provides analysis of the Company’s financial results for the years ended December 31, 2023 and 2022. The following information should be read in conjunction with the accompanying consolidated financial statements for the years ended December 31, 2023 and 2022 with accompanying notes which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar figures, excluding share prices, are expressed in thousands of Canadian dollars unless otherwise stated. Financial Statements are available at www.sedarplus.com and the Company’s website www.electrabmc.com.

COMPANY OVERVIEW

Electra was incorporated on July 13, 2011, under the Business Corporations Act (British Columbia) and on September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its name from First Cobalt Corp. to Electra Battery Materials Corporation to better align with its strategic vision. The Company is in the business of battery materials refining, including refining material from mining operations and from the recycling of battery scrap and end of life batteries. Electra is focused on building a diversified portfolio of assets that are highly leveraged to the battery supply chain with assets located primarily in North America, with the intent of providing a North American supply of battery materials. The Company has two significant North American assets:

(i)	a hydrometallurgical refinery located in Ontario, Canada (the “Refinery”); and
(ii)	the Iron Creek Project in Idaho, the Company’s flagship mineral project (the “Iron Creek Project”).

Electra is a public company whose common shares are listed on the TSX Venture Exchange (“TSXV”) and NASDAQ and trade under the symbol ELBM in both cases. The Company began trading on the NASDAQ on April 27, 2022.

The Company’s registered and records office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Company’s head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

Q4 2023 HIGHLIGHTS AND RECENT EVENTS

Refinery Project Updates

The Company has been progressing plans to recommission and expand the Refinery with a view to becoming the first refiner of battery grade cobalt sulfate in North America.

On July 24, 2023, the Company announced that its battery grade cobalt sulfate agreement with LG Energy Solution, a leading global manufacturer of lithium-ion batteries, had been extended and expanded from initial terms. The agreement now provides for the supply of 19,000 tonnes of cobalt contained in sulfate beginning in 2026. The total will represent up to 80% of The Company’s expected annual production.

On October 23, 2023, the Company released updated economics and capital spend estimates for its refinery complex at Temiskaming Shores, Ontario, Canada. The Company now estimates that approximately an additional US$55,700 to US$62,000 will be required to complete construction. Management has been working on a largely non-dilutive funding solution with government and industry stakeholders to address the additional capital needs. The Company has determined that the total capital costs for completing the refinery project are estimated at approximately US$113,000 to US$121,800, of which approximately CAD$85,600 has been spent as of December 31, 2023.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

On December 29, 2023, the Company announced that the estimated replacement cost of the refinery complex was US$200 million and that approximately US$60 million would be required to complete construction. All long-lead, custom-fabricated equipment was on site, and the facility was operational throughout 2023 as a plant scale demonstration plant, processing battery black mass.

On April 2, 2024, the Company and Eurasian Resources Group S.A.R.L announced that they have signed a binding letter of intent for long-term supply of ERG’s cobalt hydroxide to Electra’s cobalt sulfate Refinery. This transaction supports efforts to onshore the battery supply chain and reduce reliance on foreign refiners. Starting from 2026, under the three-year supply agreement, ERG will deliver 3,000 tonnes per annum of IRA-compliant cobalt to Electra’s refinery north of Toronto. With this agreement, Electra has sufficient cobalt hydroxide feed material to meet all of the refinery’s annual capacity.

Battery Recycling

The Company launched a black mass trial late in 2022 at the Refinery to recover critical minerals from black mass in shredded lithium-ion batteries and successfully operated this demonstration process throughout 2023 on a semi-continuous basis to maximize product recoveries. The battery recycling strategy is part of a multipronged development plan to supply battery-grade material to third-party cathode precursor manufacturers.

On February 5, 2024, the Company provided an update on the battery materials recycling trial taking place at the Ontario refinery complex. Recent optimizations have resulted in additional improved recoveries of lithium, nickel, cobalt, and other critical minerals, further bolstering the quality of saleable products. At that time, the plant-scale black mass recycling trial was largely complete, and the Company was compiling an internal report detailing the proprietary methodologies used, as well as various optimizations and modular growth scenarios.

Government Financing

On February 9, 2024, the Company announced that it has received a $5 million investment from the Government of Canada towards the construction of North America’s first cobalt sulfate refinery. Located in Temiskaming Shores, Ontario, the facility will produce approximately five percent of the global supply of battery grade cobalt needed for electric vehicles. The investment will be provided in the form of a grant from the Federal Economic Development Initiative for Northern Ontario (FedNor).

Convertible Notes

Interest

On February 27, 2024, the Company announced that the Company and the holders of US$51 million principal amount of 8.99% senior secured convertible notes had entered into an agreement whereby the noteholders had agreed, subject to certain conditions, to a postponement of the unpaid August 15, 2023, and February 15, 2024 interest payment dates under the convertible note indenture dated as of February 13, 2023, that governs the notes. Pursuant to the waiver, the Company is required to make payment of accrued Interest on August 15, 2024, other than the interest to be paid through the share issuance. In the event of a default by the Company under the indenture, the Company is required to pay the interest immediately. Pending repayment, the interest will be treated as additional principal amounts of notes entitled to the same rights as the notes under the indenture, including the accrual of additional interest under the indenture and the right to convert into common shares in the capital of the Company.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

The Company agreed to satisfy US$401 of the interest payable through the issuance of common shares to certain noteholders. The share issuance will occur at a deemed value equivalent to 95% of the volume weighted average trading price of the common shares for the five trading days immediately prior to the issuance.

In addition, subject to certain conditions, the noteholders have agreed to waive the requirement set out in the indenture for the Company to file a registration statement to provide for the resale of the common shares underlying the notes and the common share purchase warrants issued on February 13, 2023.

On March 13, 2024, the Company announced that the Company had received the approval of the TSXV to issue common shares in the capital of the Company in satisfaction of US$401 of interest payable.

On March 21, 2024, the Company issued an aggregate of 843,039 Shares at a deemed issue price of $0.6439 per share in satisfaction of a portion of the interest payable to certain of the holders of US$51 million principal amount of 8.99% senior secured convertible notes. The deemed issue price was calculated at 95% of the simple average of the volume weighted average trading price of the Shares for each of the five trading days ending on, and including, March 20, 2024.

Warrants

On December 1, 2023, the Company announced that it intends to amend the terms of an aggregate of 10,796,054 outstanding common share purchase warrants due to expire on February 13, 2028.

The warrants were issued in connection with a private placement transaction that closed on February 13, 2023. They were exercisable at US$2.48 per common share.

Under the proposed amendments to the warrants, the exercise price will be reduced to CAD$1.00 per common share. In addition, the warrants will be amended to include an acceleration clause such that the term of the warrants will be reduced to 30 days in the event the closing price of the common shares on the TSX Venture Exchange exceeds CAD$1.00 by 20% or more for ten (10) consecutive trading dates, with the reduced term beginning seven (7) calendar days after such ten (10) consecutive trading day period. Upon the occurrence of an acceleration event, holders of the warrants may exercise the warrants on a cashless basis, based on the value of the warrants at the time of exercise, subject to compliance with the policies of the TSXV.

The proposed amendments were agreed upon with the holders of such warrants following constructive negotiations and more closely align the terms of the warrants with current market conditions. As partial consideration for the proposed amendments, the holders of the warrants have agreed not to exercise certain adjustment provisions they hold in connection with the convertible notes due February 2028. As a result, the notes have not been re-priced at a lower exchange rate and no amendments have been made in respect of the debt conversion ratio. The proposed amendments also serve to reduce potential dilution in Company capitalization in the event the notes are converted into equity, while the cashless exercise feature will serve to concurrently reduce the dilutive effect of future exercises of warrants upon the occurrence of an acceleration event. The proposed amendments were subject to the approval of the TSXV.

On January 15, 2024, the Company announced that it received the approval of the TSXV as well as warrant holders, to amend the terms. The Company has entered into a supplemental indenture to affect the amendment with TSX Trust Company, as warrant agent, to the warrant indenture governing the warrants dated February 13, 2023, between the Company and the warrant agent.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

Nasdaq Delisting Notification

On September 22, 2023, the Company announced that it received notice from The Nasdaq Stock Market LLC on September 21, 2023, stating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share under Nasdaq’s Listing Rule 5550(a)(2) based upon the closing bid price of the Company's common shares for the 30 consecutive business days prior to the date of the Notice. The Corporation had 180 calendar days from the date of the Notice, or until March 19, 2024, to regain compliance with the minimum bid requirement, during which time the Company’s common shares will continue to trade on Nasdaq.

On February 27, 2024, the Company announced that it intends to apply pursuant to the Nasdaq Listing Rules for an additional 180-day extension to the notice period under Nasdaq Rule 5810(c)(3)(A)(ii), at which point the Company may be required to take steps to resolve the non-compliance.

On March 21, 2024, the Company announced it had received an additional 180-days notice from The Nasdaq Stock Market LLC to regain compliance with the minimum bid price requirement of US$1.00 per share under Nasdaq’s Listing Rule 5550(a)(2). If at any time before September 16, 2024, the bid price of the Shares closes at or above US$1.00 per Share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement.

Long-Term Incentive Plan

On February 12, 2024, the Company announced that in accordance with its Long-Term Incentive Plan approved by shareholders at its October 24, 2023 annual general meeting, the Company has issued 3,150,225 incentive stock options and 104,938 restricted share units to certain directors, officers, employees, and contractors of the Company.

The grants are an important long-term retention and incentive tool for key personnel and are intended to align interests with shareholders.

The RSUs will vest on the first anniversary of the grant date and will be settled in cash or shares at the discretion of the Company. The Options will be exercisable for four years at the February 12,2024 closing price of C$0.81 and will vest in two equal tranches, on the first and second anniversary of the grant date.

Employee Share Settlement

On February 27, 2024, the Company announced it had settled a total of C$134 of earned performance-based incentive cash payments to certain non-officer employees by issuing a total of 165,257 common shares at a deemed price of C$0.81 per share to these individuals.

DETAILED OUTLOOK AND OVERVIEW OF CURRENT PROGRAMS

The Company’s vision is to provide sustainable battery materials to the EV industry in North America. The Company owns two main assets – the Refinery located in Ontario, Canada and the Iron Creek cobalt-copper project located in Idaho, United States. It also has a royalty over several silver and cobalt properties in Ontario known as the Cobalt Camp.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

The Company has been progressing plans to recommission and expand the Refinery with a view to becoming the first refiner of battery grade cobalt sulfate in North America. Electra’s primary focus for 2023 was to advance the expansion and recommissioning of the Refinery, as the first phase of a multiphase plan:

●	Phase 1 entails an expansion and recommissioning of the Company’s Refinery. The Company anticipates the Refinery will produce at an initial rate of 5,000 tonnes per annum of battery cobalt contained in cobalt sulfate from cobalt hydroxide intermediate product supplied from leading and certified mining operations in the Democratic Republic of Congo.
●	Phase 2 entails a permit amendment and an expansion of certain circuits to increase cobalt production to 6,500 tonnes per annum of battery cobalt contained in cobalt sulfate, which aligns with the nameplate capacity of the Company’s crystallization circuit. The Company purchased larger equipment such that a step up in production to 6,500 tonnes per annum in the future is possible.
●	Phase 3 entails the recycling of black mass from spent lithium-ion batteries supplied by various black mass producers (battery shredders) in the United States and elsewhere.
●	Phase 4 entails the construction of a nickel sulfate plant, thereby providing all of the necessary components (other than manganese) to attract a precursor manufacturer to establish a facility adjacent to these refining operations.

Part of the Company’s strategic plan revolves around recycled battery materials (known as black mass) as additional feedstock for the Refinery. Following commercial, metallurgical, and engineering activities on the potential to advance this project, the Company commissioned the black mass demonstration plant in 2022 and recovered the first, plant scale, recycled materials in the first quarter of 2023. The Company operated the demonstration plant throughout 2023 to continues to advance its flowsheet, collect optimization data and prepare for a feasibility study. The Company has also increased exploration activity in Idaho, purchased new adjacent claims and released an updated 43-101 report for Iron Creek.

The Company’s mission is to be one of the most sustainable producers of battery materials and continues to build upon its solid Environmental and Social Governance (“ESG”) foundation. Cobalt is a key element in fueling the lithium-ion batteries used in electric vehicles and for electric battery storage, both of which are essential technologies in the reduction of global carbon emissions.

Electra strives to be a leader amongst its peer group in ESG. The Company will provide a clean and ethical supply of cobalt for the EV market from large, commercial mining operations that provide ethically sourced cobalt and the highest quality cobalt hydroxide globally. As a member of the Cobalt Institute, the Company will follow the Cobalt Industry Responsible Assessment Framework (CIRAF), an industry-wide risk management tool that helps cobalt supply chain players identify production and sourcing related risks. The Company also committed to the Responsible Minerals Initiative, which will include a third-party audit of the systems in place to responsibly source minerals in line with current global standards.

The Refinery is projected to have a lower quartile carbon intensity cobalt by virtue of hydro powered mining operations supplying its hydrometallurgical refining operation. In October 2020, results were released from an independent Life Cycle Assessment (“LCA”) which affirmed the low carbon footprint of the Refinery. The report concluded that the environmental impacts associated with refining cobalt at the Refinery will be materially lower than the published impacts of a leading Chinese refiner.

The Company takes a proactive, risk-based approach to environmental management and human rights with robust measures intended to minimize the environmental impact of operations and prevent the use of child labor at any level in the supply chain. The Company believes that these and other ESG practices will help it establish a premium brand of cobalt sulfate for the electric vehicle market. The Company’s first sustainability report was published on February 24, 2023.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

The Refinery

The Company is working towards restarting its wholly-owned Refinery in Ontario, Canada as the first phase in a multi-phase strategy. In 2020, the Company announced the results of an engineering study on the expansion of the Refinery that demonstrated that the facility could become a significant, globally competitive producer of cobalt sulfate for the electric vehicle market. The engineering study determined the Refinery could produce 25,000 tonnes of battery-grade cobalt sulfate annually (equating to approximately 5,000 tonnes of cobalt contained in sulfate), which would represent approximately 5% of the total refined cobalt market and 100% of the North American cobalt sulfate supply. The study indicated strong operating margins at the asset level.

On December 29, 2023, the Company announced that the estimated replacement cost of the refinery complex is US$200 million and that approximately US$60 million will be required to complete construction. All long-lead, custom-fabricated equipment is on site, and the facility was operational throughout 2023 as a plant scale demonstration plant, processing battery black mass. At this time, the Company will require additional financing in 2024 and 2025 to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, purchase required materials as the Refinery enters its operating phase and remain in compliance with the minimum liquidity covenant under the 2028 Notes.

On April 2, 2024, the Company and Eurasian Resources Group S.A.R.L announced that they have signed a binding letter of intent for long-term supply of ERG’s cobalt hydroxide Electra’s cobalt sulfate Refinery. This transaction supports efforts to onshore the battery supply chain and reduce reliance on foreign refiners. Starting from 2026, under the three-year supply agreement, ERG will deliver 3,000 tonnes per annum of IRA-compliant cobalt to Electra’s refinery north of Toronto. With this agreement, Electra has sufficient cobalt hydroxide feed material to meet all of the refinery’s annual capacity.

Black Mass Recycling

Black mass is the industry term used to describe the material remaining once expired lithium-ion batteries are shredded and all casings removed.  Black mass contains high-value elements, including nickel, cobalt, manganese, copper, lithium, and graphite, that once recovered, can be recycled to produce new lithium-ion batteries. Recycling black mass will increasingly become a key feature of the EV battery supply chain given the strong demand for critical minerals and the looming supply deficit of metals such as nickel and cobalt. According to data from McKinsey & Company, available battery material for recycling is expected to grow by 20% per year through 2040.

Established North American battery recyclers have focused on collecting and shredding of batteries with the resulting black mass material primarily treated by a pyrometallurgical smelting process that has a higher carbon footprint and lower metal recoveries than hydrometallurgical processes.

Black Mass recycling is planned as the Company’s 3rd phase of its strategy. The operations and activities were completed using existing and new equipment as well as external experts and the Company’s employees. All the Company’s recovered material will be sold to third-party companies for additional processing and re-use in several applications.

In February 2023 the Company completed the first plant-scale recycling of black mass material in North America and recovered critical metals, including nickel, cobalt, and manganese, needed for the electric vehicle (EV) battery supply chain using its proprietary hydrometallurgical process. On March 13, 2023, the Company announced that it progressed the demonstration plant to recover lithium, a critical mineral needed for the electric vehicle (EV) battery supply chain, in its black mass recycling trial. Also in March 2023, the Company successfully produced mixed hydroxide precipitate (MHP) at contained metal grades for nickel and cobalt above the quoted market specifications and more recently began producing lithium carbonate product. The black mass recycling trial also recovered copper, graphite, and manganese.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

Recoveries within the MHP circuit, the highest value product in the process, are achieving equivalent to and at times above bench scale results. The Company attributes its success to the refinery team continuously optimizing circuit performance as more black mass is processed. Recovery rates for all targeted metals have improved since the start of the trial in late December 2022, and the recovery rates for manganese have improved by more than 50% from results achieved in a lab setting. Metal content contained in the MHP produced from the recycling process has increased in the range of 5 to 10% since the start of the trial. An increase in metal content results in a higher value saleable product, thereby improving the potential economics of continuous recycling operations. Approximately 28 tonnes of MHP product have been shipped to customers to date.

The results from the black mass trial are extremely encouraging and validate that The Company’s proprietary hydrometallurgical process can recover high-value elements from shredded lithium-ion batteries effectively. The early success of the plant processing facility has generated interest from downstream battery supply chain companies who are looking for North American battery black mass refining solutions.

On February 5, 2024, the Company provided an update on the battery materials recycling trial taking place at the Ontario refinery complex. Recent optimizations have resulted in additional improved recoveries of lithium, nickel, cobalt, and other critical minerals, further bolstering the quality of saleable products. At this time, the plant-scale black mass recycling trial is largely complete, and the Company is compiling an internal report detailing the proprietary methodologies used, as well as various optimizations and modular growth scenarios.

EXPLORATION AND EVALUATION ASSETS

The Company is focused on building a North American battery materials supply chain. The Company’s Iron Creek Project in Idaho, U.S. is its flagship mineral property and a new, upgraded resource estimate was published in March 2023. The Iron Creek property includes patented and unpatented claims totalling approximately 3,260 hectares as well as 600 metres of underground drifting from three adits. Other cobalt-copper targets exist on the Company’s property away from the Iron Creek resource.

The Iron Creek Project

Following the acquisition of US Cobalt in June of 2018, the Company commenced an extensive drill program at Iron Creek. In October 2018, the Company filed a technical report supporting the maiden resource estimate for the Iron Creek Project in Idaho. A second phase drill campaign was initiated to conduct infill drilling to upgrade a portion of the inferred resources to the indicated category for mine planning and to improve the confidence for future engineering studies. As a secondary priority, this campaign increased the resource along strike and at depth. An updated mineral resources estimate (MRE) was completed in November 2019 by the company by Ristorcelli and Schlitt.

The unpatented mining claims included within the Iron Creek Project have no expiration date if the annual claim maintenance fees are paid by August 31 of each year. The patents are not subject to annual claim-maintenance fees, but applicable real and immovable property taxes are payable to Lemhi County annually. Certain claims within the land package are governed by underlying agreements (Redcastle JV, CAS Option Agreement) which require milestone payments and/or earn in obligations for The Company to maintain their exploration rights on those claims. On January 23, 2023, the Company updated mineral resource for the Iron Creek Project (the “2023 MRE”) as prepared by Qualified Persons (QPs) Martin Perron, P.Eng. and Marc R. Beauvais, P.Eng. of InnovExplo, using all available information. The 2023 MRE includes a new mineral resource estimate based on all drilling conducted through the end of 2022. The new resource was calculated using a net smelter return calculation (NSR) model with assumptions shown in section 14.13 of the technical report. The resulting model calculated an indicated mineral resource of 4.45 million tonnes at 0.19% Co and 0.73% Cu and an inferred mineral resource of 1.23 million tonnes at 0.08% Co and 1.34% Cu. The mineralization remains open along strike and downdip. The resource does not include the Ruby target which has insufficient drilling to effectively calculate a volume and grade of mineralization. Management believes that there is potential to continue to expand the size of the Iron Creek resource and continue drilling at the Ruby target to evaluate the viability of that target. In 2022, the Company commenced drilling with Titan Drilling out of Elko, Nevada using a track mounted LF-70 operating on two 10 hour shifts each day. The Company completed six holes for 1,674 m. One hole was completed on the east side of the Iron Creek Project to infill between the edge of the resource boundary and the drill intercepts in the 2021 step-out program. The remaining three collars with two wedges were completed on the Ruby target to evaluate the depth extent of Ruby zone. All holes were collared with HQ diameter core and three were reduced to NQ diameter for core recovery and extensions. All holes intercepted significant cobalt mineralization confirming the depth extent and continuity of the Ruby zone.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

Figure 1. Schematic cross-section of the Iron Creek and Ruby properties using a 100m cutting envelope. Drillholes projected up to 200m into the plain of the section to show relative locations of targeting in 2021 and 2022. IC21-04 and IC21-05 are labeled as reported on May 9, 2022. IC22-02 and IC22-03/3A are labeled as reported on October 5, 2022. IC22-01 and IC22-04 are labeled as reported on December 14th, 2022. Resource outline is based on Ristorcelli and Schmitt (2019) and includes both the indicated and inferred categories. Section has not been updated with the 2023 resource outline.

On December 14, 2022, the Company announced the acquisition of a cobalt property (the “CAS Property”) in proximity to the Company’s projects in Idaho. The new cobalt property was acquired for US$1,500, payable over 10 years upon completion of specific milestones. The underlying claim owner will retain a 1.5% NSR which can be purchased by The Company for US$500 within one year of commercial production from the CAS Property.

	Balance				Balance
	January 1,	Foreign	Impairment	Reclassification	December
	2023	Exchange	Reversal	to Held for Sale	31, 2023
Iron Creek, USA	$87,693	$(2,059)	$—	$—	$85,634
Total	$87,693	$(2,059)	$—	$—	$85,634

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

	Balance			Reclassification	Balance
	January 1,	Acquisition	Impairment	to Held for	December
	2022	Costs	Reversal	Sale	31, 2022
Iron Creek, USA	$87,661	$32	$—	$—	$87,693
Cobalt Camp, Ontario	—	—	1,338	(1,338)	—
Total	$87,661	$32	$1,338	$(1,338)	$87,693

ANNUAL INFORMATION

	Year Ended	Year Ended
	December 31,	December 31,
	2023	2022
	($)	($)
Financial Position
Current Assets	10,592	13,518
Exploration and Evaluation Assets	85,634	87,693
Property, plant and equipment	51,258	82,288
Total Assets	148,692	187,524
Current Liabilities	15,986	54,109
Long-term Liabilities	49,408	6,906

Operations
General and administrative	2,395	1,925
Consulting and professional fees	4,659	2,729
Exploration and evaluation expenditures	700	3,428
Investor relations and marketing	633	1,000
Refinery, engineering and metallurgical studies	—	2,349
Refinery, permitting and environmental expenses	—	128
Salary and benefits	3,775	3,913
Share-based payments	1,821	1,282
Total Operating Expenses	13,983	16,754

Unrealized loss on marketable securities	(253)	(589)
Gain on financial derivative liability – Convertible Notes	6,683	27,686
Gain on embedded derivative liability (US Warrant)	1,243	1,531
Other non-operating income	(6,472)	677
Impairment	(51,884)	—

Net Income (Loss)	(64,666)	12,551
Income (Loss) per Share	(1.49)	0.38

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2023

During the twelve-month period ended December 31, 2023, the Company recorded a net loss of $64,666 (Net income $12,551 in 2022), a loss per share of $1.49 (income of $0.38 in 2022).

●	Efforts to reduce expenses resulted in a $3,310 reduction in operating costs, excluding share-based payments, for the year ended December 31, 2023 compared to the year ended December 31, 2022, partially offset by an increase in consulting and professional fees for year ended December 31, 2023.
●	Included in the net loss for the year ended December 31, 2023, are net gains of $7,926 from fair value adjustments relating to the 2028 Notes and US dollar warrants. The main drivers of these fair value adjustments were volatility and a decrease in the Company’s share price during the year.
●	Due to market conditions and the delay to the completion of the refinery project, the Company recorded an asset impairment charge for the year ended December 31, 2023, of $51,884 (impairment reversal of $1,338 for 2022). Under IFRS, this charge will be reviewed in future periods, as conditions evolve.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

SUMMARY OF QUARTERLY RESULTS

	Quarter	Quarter
	Ended	Ended
	December 31,	December 31,
	2023	2022
	($)	($)
Financial Position
Current Assets	10,592	13,518
Exploration and Evaluation Assets	85,634	87,693
Property, plant and equipment	51,258	82,288
Total Assets	148,692	187,524
Current Liabilities	15,986	54,109
Long-term Liabilities	49,408	6,906

Operations
General and administrative	391	811
Consulting and professional fees	1,263	187
Exploration and evaluation expenditures	88	614
Investor relations and marketing	245	203
Refinery, engineering and metallurgical studies	(1,587)	1,381
Refinery, permitting and environmental expenses	(134)	64
Salary and benefits	265	2,038
Share-based payments	960	259
Total Operating Expenses	1,491	5,557

Unrealized gain on marketable securities	14	291
Gain on financial derivative liability – Convertible Notes	13,087	11,904
Gain on embedded derivative liability (US Warrant)	103	1,531
Other non-operating income	(6,578)	2,146
Impairment	(51,884)	—

Net Income (Loss)	(46,749)	10,315
Income (Loss) per Share	(0.84)	0.31

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2023

During the three-month period ended December 31, 2023, the Company recorded a net loss of $46,749 (net income $10,315 in 2022), a loss per share of $0.84 (income of $0.31 in 2022).

●	Included in the net loss for the three months ended December 31, 2023, is $13,087 of fair value adjustments related to the 2028 Notes.
●	Lower staffing levels reduced general and administrative and salary and benefit expenses, and reduced drilling and exploration work at Iron Creek, all contributed to the $4,767 reduction in operating expenses, excluding share-based payments, compared to the three months ended December 31, 2022.
●	Refinery, engineering and metallurgical studies expenses reduced compared to the three months ended December 31, 2022, due to higher costs in 2022 associated with nickel sulfate studies and the readying of the black mass demonstration plant.
●	Reductions in operating expenses were partially offset by higher consulting and professional fees, and an increase in refinery, permitting, and environmental expenses to complete key work to support permit applications during the quarter.
●	Due to market conditions and the delay to the completion of the refinery project, the Company recorded an asset impairment charge during the quarter of $51,884 (impairment reversal of $1,338 for 2022). Under IFRS, this charge will be reviewed in future periods, as conditions evolve.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2023	2023 [1]	2023 [1]	2023 [1]	2022	2022	2022	2022
Net income (loss)	$(46,749)	$(9,223)	$11,652	$(20,346)	$10,315	$(7,628)	$7,534	$2,330
Income (loss) per share	(0.84)	(0.20)	0.33	(0.57)	0.31	(0.24)	0.23	0.08
Total assets	$148,692	$210,152	$197,009	$198,695	$187,524	$170,919	$176,355	$171,258

1 Quarters have been restated to reflect current presentation including adoption of the US dollars as the functional currency for its US-based subsidiaries and the change in the royalty liability as described below.

The royalty liability measured upon initial recognition of the fair value on the extinguishment of the 2026 notes and recognition of the 2028 notes has been reduced from $2,178 to $721. There is a corresponding $1,457 reduction in the loss on extinguishment of 2026 notes and recognition of the 2028 notes, net of additional transaction costs of $240 recorded during the year.

The royalty liability is reduced for the quarter ended: March 31, 2023 from $2,308 to $751; June 30, 2023 from $2,363 to $774; and, September 30, 2023 from $2,432 to $832.

Change in Functional Currency

During 2023, the Company considered primary and secondary indicators in determining functional currency including the currency in which funds from financing activities were generated, the Company re-evaluated the functional currency of its US subsidiaries and determined that a change in their functional currency from Canadian dollars to US dollars was appropriate. The Company translated its US subsidiaries’ assets and liabilities into the new functional currency of US dollars at the opening spot rate for the year and recorded a translation adjustment from January 1, 2023 onwards to reflect the impact of translating the Company’s US dollar assets and liabilities to the presentation currency. The change in functional currency for these subsidiaries has been applied prospectively.

The adoption of the change effective January 1, 2023, has an impact on the quarterly financial statements previously issued for 2023. The impact on each of the quarters and the full year amounts are detailed below:

Amounts in CAD$000’s

	Other comprehensive	Increase (decrease) in
	income – Foreign	Exploration & evaluation
	currency translation	and accumulated other
2023	gain (loss)	comprehensive income
First quarter	$(71)	$(71)
Second quarter	(1,897)	(1,897)
Third quarter	1,813	1,813
Fourth quarter	(1,904)	(1,904)
Year ended December 31, 2023	$(2,059)	$(2,059)

There were no changes to the Consolidated Statements of Cashflow.

CAPITAL STRUCTURE

As of the date of this MD&A, the Company has 57,198,467 common shares issued and outstanding. In addition, there are outstanding share purchase warrants and stock options for a further 33,724,658 and 3,765,711 common shares, respectively. The Company currently has 599,331 Deferred Share Units (DSUs), 298,152 Restricted Share Units (RSUs) and Nil Performance Share Units (PSUs) issued under its Long-Term Incentive Plan.

The following warrants were outstanding at the date of this MD&A:

			Weighted
		Number of warrants	average exercise
Grant date	Expiry date	outstanding	price
November 15, 2022	November 15, 2025	2,483,150	US$3.10
February 13, 2023	February 13, 2028	10,796,054	US$2.48
August 11, 2023	August 11, 2025	20,445,454	$1.71
		33,724,658

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

CAPITAL STRUCTURE, RESOURCES & LIQUIDITY

Capital Structure

The Company manages its capital structure to maximize its financial flexibility, adjusting it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this, given the relative size of the Company, is appropriate.

The Company will continue to adjust its capital structure based on Management’s assessment of the best capital mix to effectively advance its assets. With the settlement of the 2026 Notes and issuances of the 2028 Notes in February 2023, the Company has increased the debt component of its capital structure with a par value of $67,938 (US$50,250) outstanding after an early conversion of $664 (US$500) of notes in February 2023 and $334 (US$250) in April 2023. As of December 31, 2023, the Company had $66,461 (US$50,250) of convertible notes.

On August 11, 2023, the Company completed a private placement for gross proceeds of $21,500 (net proceeds of $19,960), consisting of a brokered placement for $16,500 and a non-brokered placement for $5,000 (the “Offering”). Under the terms of the Offering, the Company has issued 19,545,454 units, at a price of $1.10 per unit. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $1.74 at any time on or before August 11, 2025. As consideration for services under the brokered Offering, the Company paid to the agents a cash commission of $445 equivalent to 6% of gross proceed of brokered placement and issued to the agents 900,000 non-transferable broker warrants of the Company entitling the holder to acquire one common share at a price of $1.10 at any time on or before August 11, 2025.

In addition to its cash on hand, the Company has previously executed contribution agreements with the Government of Ontario and the Government of Canada for aggregate funding of $10,000, of which $4,733 has been received to December 31, 2023. On February 9, 2024, the Company received a grant from the Federal Economic Development Initiative for Northern Ontario (FedNor) for an additional $5,000 towards the refinery construction, of which $2,267 has been received. The Company continues to be in active discussions with both Government of Canada and Province of Ontario for the remaining $3,000, as well as pursuing additional opportunities under various government programs for funding towards both refinery and battery recycling.

The Company is also actively pursuing various alternatives including equity and debt financing to increase its liquidity and capital resources to fund the projected Refinery expenditures. The Company will also need working capital funding for the purchase of other consumables before the startup of operations.

Liquidity

In February 2023, the Company closed on the 2028 Notes with a principal balance of US$51,000 and settled the previous 2026 Notes with a principal balance of US$36,000 for a net proceed of US$15,000 ($20,013), before interest payment of $1,656 and transaction costs of $2,340. The 2028 Notes reduced the minimum liquidity balance requirement under the 2026 Notes from US$7,500 to US$2,000. The Company also was required to have a United States registration statement providing for the resale of the underlying Common Stock deliverable on the conversion of the debenture and warrant indenture by May 15, 2023. The Company had previously received a waiver on this covenant from all indenture holders until August 31, 2023 but the waiver was not extended as of September 30, 2023, hence the Company was in default of the registration covenant. As the Company did not have a US registration statement, the Company was unable to deliver freely tradable common stock to settle interest payment on August 15, 2023, hence the Company was also in default of interest payment covenant.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

On February 27, 2024, the Company and the holders (the “Noteholders”) of US$51 million principal amount of 8.99% senior secured convertible notes (the “Notes”) have entered into an agreement (the “Waiver”) whereby the Noteholders have agreed, subject to certain conditions, to a postponement in the unpaid payment of interest on the Notes payable on the August 15, 2023 and February 15, 2024 interest payment dates (the “Interest”) under the convertible note indenture dated as of February 13, 2023 (the “Indenture”) that governs the Notes. Pursuant to the Waiver, the Company is required to make payment of accrued Interest on August 15, 2024, other than the Interest to be paid through the Share Issuance (as defined below). In the event of a default by the Company under the Indenture, the Company is required to pay the Interest immediately. Pending repayment, the Interest will be treated as additional principal amounts of Notes entitled to the same rights as the Notes under the Indenture, including the accrual of additional interest under the Indenture and the right to convert into common shares in the capital of the Company (“Common Shares”).

In addition, subject to certain conditions, the noteholders have agreed to waive the requirement set out in the indenture for the Company to file a registration statement to provide for the resale of the common shares underlying the notes and the common share purchase warrants issued on February 13, 2023.

On March 13, 2024, the Company announced approval of the TSXV to issue common shares in the capital of the Company in satisfaction of US$401 of interest payable.

On March 21, 2024, the Company issued an aggregate of 843,039 Shares at a deemed issue price of $0.6439 per share in satisfaction of a portion of the interest payable to certain of the holders of US$51 million principal amount of 8.99% senior secured convertible notes. The deemed issue price was calculated at 95% of the simple average of the volume weighted average trading price of the Shares for each of the five trading days ending on, and including, March 20, 2024.

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity to meet operational and asset advancement requirements as well as ensuring compliance with minimum liquidity balance covenant of US$2,000.

At December 31, 2023, the Company had cash of $7,560 (December 31, 2022 - $7,952) and marketable securities of $595 (December 31, 2022 - $433), compared to accounts payable and accrued liabilities of $8,828 (December 31, 2022 - $18,864).

Cash requirements for the Refinery expansion from December 31, 2023, through to the expected completed commissioning are estimated to be significantly higher than the previously estimated. At this time, the Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and will require additional financing in 2024 and 2025 to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, and remain in compliance with the minimum liquidity covenant under the 2028 Notes. Failure to remain in compliance with the liquidity terms, in addition to the Company being unable to provide a United States registration statement or obtain suitable waivers, may result in the instrument becoming due before the contractual maturity.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

The Company had the following summarized cash flows:

	Year ended	Year ended
	December 31,	December 31,
	2023	2022
Cash used in operation activities	(23,046)	(15,845)
Cash used in investing activities	(14,047)	(43,553)
Cash provided by financing activities	36,537	8,484
Change in cash during the year	(556)	(50,914)
Effect of exchange rates on cash	164	240
Cash, beginning of year	7,952	58,626
Cash, end of year	$7,560	$7,952

Cash used in operating activities was $23,046 during the year ended December 31, 2023, compared to $15,845 used in operating activities during the year ended December 31, 2022. The increase in cash used in operating activities was driven primarily by changes in working capital.

Cash used in investing activities was $14,047 during the year ended December 31, 2023, compared to cash out flows from investing activities of $43,553 during the year ended December 31, 2022. The cash outflow from investing activities relates to prepayments of solvent extraction and crystalizing equipment, the construction of the solvent extraction facility and installation of related equipment as well as general construction costs and advancement of the cobalt crystallizer unit and facility which will be utilized in the expanded Refinery.

Cash flows provided by financing activities were $36,537 during the year ended December 31, 2023, compared to the $8,484 from financing activities during the year ended December 31, 2022. The change was primarily driven by net proceeds from 2028 notes, which was completed on February 13, 2023 and a private placement that took place on August 11, 2023.

There can be no assurances that the Company will be successful in obtaining other sources of funding; failure to obtain additional capital could result in the delay or indefinite postponement of further advancement of the Company’s assets.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

COMMITMENTS

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself vigorously against all legal claims. Electra is not aware of any claims against the Company that could reasonably be expected to have a materially adverse impact on the Company’s consolidated financial position, results of operations or the ability to carry on any of its business activities.

The Company’s commitments relate to purchase and services commitments for work programs relating to refinery expansion and payments under financing arrangements. The Company had the following commitments as of December 31, 2023:

	2024	2025	2026	2027	Thereafter	Total
Purchase commitments	$135	$—	$—	$—	$—	$135
Convertible notes payments [1]	5,797	6,262	6,064	6,064	73,326	97,513
Government loan payments	—	—	1,032	1,032	3,084	5,148
Royalty payments [2]	—	—	—	224	1,900	$2,124
	$5,932	$6,262	$7,096	$7,320	$78,310	$104,920

1 Convertible notes payment amounts are based on contractual maturities of 2028 Notes and assumption that it would remain outstanding until maturity. The 2026 Notes were cancelled and replaced with the 2028 Notes in February 2023. During the first 12 months of the term of the 2028 Notes, the Company may pay interest through the issuance of Common Shares.

2 Royalty payments are estimated amounts associated with the royalty agreements entered with the convertible debt holders as part of the 2028 Note offering. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

The Company has recorded a provision for environmental remediation, reclamation and decommissioning for its Ontario assets. For the Refinery, a liability of $3,126 has been recorded, linked to the closure plan filed and accepted in March 2022 and updated in November 2022. In relation to the refinery closure plan, an amount of $3,450 has been posted via a surety bond with the Ministry of Northern Development, Mines, Natural Resources and Forestry (NDMNRF) as financial assurance.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common.

Key Management Personnel Compensation

During the year ended December 31, 2023, and 2022, the Company paid and/or accrued the following fees to management personnel and directors:

	December 31,	December 31,
	2023	2022
Management	$2,194	$2,751
Directors	158	154
	$2,352	$2,905

During the year ended December 31, 2023, the Company had share-based payments made to management and directors of $1,258 (December 31, 2022 - $620). As at December 31, 2023, the accrued liabilities balance for related parties was $78 (December 31, 2022 - $389).

OFF BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels.

The hierarchy is as follows:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3 fair value measurements are those derived from inputs that are unobservable inputs for the asset or liability.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

At December 31, 2023, the Company had the following assets and liabilities measured at Fair Value:

	Carrying Value
	Fair value
	through
	profit	Amortized				Total Fair
December 31, 2023	or loss	cost	Level 1	Level 2	Level 3	Value
Assets:
Cash and cash equivalents	$—	$7,560	$—	$—	$—	$7,560
Restricted cash	—	2,096	—	—	—	2,096
Receivables	—	1,081	—	—	—	1,081
Marketable securities	595	—	595	—	—	595
	$595	$10,737	$595	$—	$—	$11,332
Liabilities:
Accounts payable and accrued liabilities	$—	$8,828	$—	$—	$—	$8,828
Accrued interest	—	5,730	—	—	—	5,730
Long-term government loan payable	—	4,299	—	—	—	4,299
Convertible notes payable [1]	—	40,101	—	—	—	40,101
Warrants - Convertible Notes payable [1]	1,421	—	—	—	1,421	1,421
Royalty	—	—	—	—	858	858
Warrants derivative liability	7	—	—	—	7	7
	$1,428	$58,958	$—	$—	$2,286	$61,244

1 Components of 2028 Notes payable.

Convertible Notes Payable

For the convertible notes payable designated at fair value through profit or loss, the valuation is derived by a finite difference method, whereby the convertible debt as a whole is viewed as a hybrid instrument consisting of two components, an equity component (i.e., the conversion option) and a debt component, each with different risk. The key inputs in the valuation include risk-free rates, share price, equity volatility, and credit spread. As there are significant unobservable inputs used in the valuation, the convertible notes payable is included in Level 3.

The fair value of the convertible note payable has been estimated based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 62%. If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $545 or a decrease of $425 to the fair value of the convertible note payable. The Company used a credit spread of 27.8%. If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be a decrease of $3,937 or an increase of $4,648 to the fair value of convertible note payable.

Warrants – Convertible Notes

The warrants issued in a foreign currency and accounted for at fair value through profit or loss are valued using a Monte Carlo Simulation Model to better model the variability in exercise date. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The fair value of the warrants has been estimated using a significant unobservable input which is equity volatility. The Company used an equity volatility of 62%. If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $186 or a decrease of $327 to the fair value of the warrants.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

Royalty

The fair value of the Royalty has been estimated at inception using a discounted cash flow model. The key inputs in the valuation include the effective interest rate of 21.48% and cash flows estimates of future operating and gross revenues. As there are significant unobservable inputs used in the valuation, the Royalty is included in Level 3. A 10% increase or decrease in the effective interest rate would be an increase of $96 or decrease of $109 to the fair value of the royalty.

Other Financial Derivative Liability

The fair value of the embedded derivative on warrants issued in foreign currency as at December 31, 2023 was $7 (December 31, 2022 - $1,271) and is accounted for at FVTPL. The valuation of warrants where the strike price is in US dollar and the warrants can be exercised at a time prior to expiry, the Company uses a Monte Carlo Simulation Model to better model the variability in exercise dates. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The Company used an equity volatility of 68.22% (December 31, 2022 – 62.85%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $19 (December 31, 2022 - $163) or a decrease of $9 (December 31, 2022 - $366) to the fair value of the embedded derivative.

SUBSEQUENT EVENTS

(a)	On January 15, 2024, the Company received approval from the TSXV as well as warrant holders to amend the terms of 10,796,054 outstanding common share purchase warrants due to expire on February 13, 2028. The warrants were issued in connection with the convertible debt transaction that closed on February 13, 2023.

As consideration for eliminating the dilutive ratchet provisions in the Company’s convertible debt, the Company and its noteholders agreed to change the terms of the share purchase warrants. Pursuant to the amendment, the exercise price of the warrants was reduced to CAD$1.00 per common share. In addition, the warrants were to be amended to include an acceleration clause such that the term of the warrants will be reduced to 30-day (the “Reduced Term”) in the event the closing price of the common shares on the TSX Venture Exchange exceeds CAD$1.20 ten consecutive days trading days (the “Acceleration Event”), with the Reduced term to begin upon release of a press release by the Company within seven calendar days after such ten consecutive trading day period. Upon the occurrence of an Acceleration Event, holders of the warrants may exercise the warrants on a cashless basis, based on the value of the warrants at the time of exercise.

In addition, the Company issued 100,000 stock options at an exercise price of $0.50 that will vest in three equal tranches on the first, second and third anniversary of the grant date over a four year period. All grants are subject to the approval of the TSX Venture.

(b)

On February 9, 2024, the Company received approval for a $5 million investment from the Government of Canada towards the construction of the Company’s refinery, of which $2.0 million was received subsequent to year end. The investment was provided in the form of a grant from the Federal Economic Development for Northern Ontario.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

(c)

On February 12, 2024, the Company issued 3,074,398 incentive stock options and 102,410 restricted share units (RSUs) to certain directors, officers, employees and contractors of the Company. The Company will also settle a total of $157,357 of earned performance-based incentive cash payments to certain on-officer employees by issuing a total of 189,587 common shares of the Company at a price of $0.81 per share to these individuals. The RSUs will vest on the first anniversary of the grant date and will be settled in cash or common shares at the discretion of the Company. the stock options are exercisable for four years at $0.81 and will vest in two equal tranches, on the first and second anniversary of the grant date.

(d)

On February 27, 2024, the Company and the Noteholders entered into the Waiver whereby the Noteholders agreed, subject to certain conditions, to a postponement in the unpaid payment of interest on the Notes payable on the August 15, 2023 and February 15, 2024 interest payment dates (the “Interest”) under the convertible note indenture dated as of February 13, 2023 (the “Indenture”) that governs the Notes. Pursuant to the Waiver, the Company is required to make payment of accrued Interest on August 15, 2024, other than the Interest to be paid through the Share Issuance (as defined below). In the event of a default by the Company under the Indenture, the Company is required to pay the Interest immediately. Pending repayment, the Interest will be treated as additional principal amounts of Notes entitled to the same rights as the Notes under the Indenture, including the accrual of additional interest under the Indenture and the right to convert into common shares in the capital of the Company (“Common Shares”).

The Company satisfied US$401 of the Interest through the issuance of Common Shares to certain Noteholders (the “Share Issuance”). The Share Issuance occurred at a value of $0.6439 The Share Issuance was approved by the TSX Venture Exchange (the “TSXV”).

In addition, subject to certain conditions, the Noteholders have agreed to waive the requirement set out in the Indenture for the Company to file a registration statement to provide for the resale of the Common Shares underlying the Notes and the common share purchase warrants issued on February 13, 2023.

(e)NASDAQ Notice Update

Further to the Company’s news release dated September 22, 2023 regarding its receipt of notice from The Nasdaq Stock Market LLC (“Nasdaq”) on September 21, 2023 stating that the Company is not in compliance with the minimum bid price requirement ("Minimum Bid Requirement"), the Company intends to submit an application pursuant to the Nasdaq Listing Rules for an additional 180-day extension to the notice period under Nasdaq Rule 5810(c)(3)(A)(ii), at which point the Company may be required to take steps to resolve the non-compliance.

If at any time before March 19, 2024, the bid price of the Common Shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement.

On March 21, 2024, the Company announced the receipt of an additional 180 days notice from the Nasdaq to regain compliance with the minimum bid price required of US$1.00 per share under the Nasdaq Listing Rule 5550(a)(2).

The ruling has no immediate effect on the listing or trading of the Company’s common shares on the Nasdaq, and the Company’s operations are not affected by the receipt of the extension. Pursuant to the extension, the Company has until September 16, 2024 to regain compliance with the minimum bid requirement, during which time the Company’s common shares will continue to trade on Nasdaq.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

At any time before September 16, 2024 the bid price of the common shares closes at or above US$1.00 per common share for a minimum of ten consecutive days, the Company will regain compliance with the minimum bid requirement. The extension does not have any impact on the listing of the Company’s common shares on the TSX Venture Exchange.

(f)Employee Share Settlement

On February 27, 2024, further to the Company’s news release dated February 12, 2024, the Company has settled a total of $134 of earned performance-based incentive cash payments to certain non-officer employees by issuing a total of 165,257 Common Shares at a deemed price of $0.81 per share to these individuals (the “Share Settlement”). The aggregate Share Settlement is lower than the previously disclosed total of $157, by issuing a total of 189,587 Common Shares, that the Company had anticipated settling.

On March 21, 2024, the Company announced further to its news releases dated February 27, 2024 and March 13, 2024, the Company has issued an aggregate of 843,039 Shares at a deemed issue price of $0.6439 per Share in satisfaction of a portion of the interest payable to certain of the holders of US$51 million principal amount of 8.99% senior secured convertible notes. The deemed issue price was calculated at 95% of the simple average of the volume weighted average trading price of the Shares for each of the five trading days ending on, and including, March 20, 2024.

(g)

On April 2, 2024, Electra and Eurasian Resources Group S.A.R.L. (“ERG”), a leading diversified natural resources group headquartered in Luxembourg, announced that they have signed a binding letter of intent for long-term supply of ERG’s cobalt hydroxide to North America’s first battery grade cobalt sulfate refinery. The agreement, effective April 1, 2024, supports efforts to onshore the battery supply chain and reduce reliance on foreign refiners. Starting from 2026, under the three-year supply agreement, ERG will deliver 3,000 tonnes per annum of IRA-compliant cobalt to Electra’s refinery north of Toronto. With this agreement, Electra has sufficient cobalt hydroxide feed material to meet all of the refinery’s annual capacity. Cobalt will come from ERG’s Metalkol operation in the Democratic Republic of the Congo, one of the largest cobalt hydroxide facilities globally. Further collaboration is under consideration for Electra’s plans to build a second cobalt refinery in Bécancour, Quebec.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

RISK AND RISK MANAGEMENT

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and the Company is going through a planning and budgeting process to update the capital estimates and completion schedule associated with the Refinery. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. The Company has future obligations to pay semi-annual interest payments and the principal upon maturity related to the convertible debt. Starting in 2024 repayment of the interest-free Government loan will begin in 19 equal installments. Upon the issuance of the 2028 Notes and retirement of the 2026 Notes in February 2023, the Company is subject to a minimum cash balance requirement of US $2,000. Additionally, the Company was required to have a United States registration statement providing for the resale of the Common Stock deliverable on conversions of the debenture and warrants by May 15, 2023. Failure to have such a statement by the date is considered an event of default which provides the indenture holders the right to demand repayment of the instrument. Effective February 27, 2024, subject to certain conditions, the noteholders agreed to waive the requirement set out in the indenture for the Company to file a registration statement to provide for the resale of the common shares underlying the notes and the common share purchase warrants issued on February 13, 2023.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents and restricted cash which are being held with major Canadian banks that are high-credit quality financial institutions as determined by rating agencies.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at December 31, 2023.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency, Canadian Dollars. The Company is exposed to foreign currency risk on fluctuations related to cash, receivables, and accrued liabilities that are denominated in US Dollars. In addition, the Company’s 2028 Notes are denominated in US dollars and fluctuations in foreign exchange rates will impact the Canadian dollar amounts required to settle interest and principal payments for these convertible notes. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered foreign exchange contracts to hedge against gains or losses from foreign exchange.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

BUSINESS RISKS AND UNCERTAINTIES

There are many risk factors facing companies involved in the mineral exploration industry. Risk Management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all the risks inherent to the industry, the Company strives to manage these risks, to the greatest extent possible. The following risks are most applicable to the Company.

Going Concern

As discussed above, the Company will require additional financing in 2024 and 2025 to continue operations, complete the construction of the Refinery, advance its battery recycling strategy and remain in compliance with minimum liquidity covenant under the 2028 notes. The Company is actively pursuing various alternatives including equity and debt financing to increase its liquidity and capital resources. The Company is also in discussion with various parties on alternatives to finance the funding of feedstock purchases. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. The financial information presented does not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Financing

The Company has raised funds through grants, equity financing and debt arrangements to fund its operations and the advancement of the Refinery. The market price of natural resources, specifically cobalt prices, is highly speculative and volatile. Instability in prices may affect the interest in resource assets and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital or obtain debt to fund corporate activities and growth initiatives. The completion of the Refinery project is dependent on additional financing.

Technical Capabilities of the Refinery

The Company’s strategic priority is the advancement of the Refinery, with significant engineering studies and metallurgical testing conducted to date. There is no assurance that the final refining process will have the capabilities to produce specific end products. The Company manages this risk by employing and contracting technical experts in metallurgy and engineering to support refinery process decisions.

Ability to Meet Debt Service Obligations

The Company has debt obligations under the Notes, which include ongoing coupon payments and payment of principal at maturity. In the event, that the refinery construction is not completed as planned or sufficient cash flow from refinery operations is not generated, there is a risk that the Company may not have sufficient available capital to meet its debt obligations. Additionally, the Company is subject to certain covenants related to the Notes, which include minimum liquidity of US$2,000 and having a United States registration statement providing for the resale of the underlying Common Stock deliverable on the conversion of the debenture and warrant indenture. Should the Company breach a covenant or be unable to service the debt, the assets pledged may be transferred to the lenders.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

Macroeconomic Risks

Political and economic instability (including Russia’s invasion of Ukraine and war in Israel), global or regional adverse conditions, such as pandemics or other disease outbreaks (including the COVID-19 global outbreak) or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Company’s control. The macroeconomic environment remains challenging, and the Company’s results of operations could be materially affected by such macroeconomic conditions.

Industry and Mineral Exploration Risk

Mineral exploration is highly speculative, involves many risks and frequently is non-productive. There is no assurance that the Company’s exploration efforts will be successful. At present, the Company’s projects do not contain any proven or probable reserves. Success in establishing reserves is a result of several factors, including the quality of the project itself. Substantial expenditures are required to establish reserves or resources through drilling, to develop metallurgical processes, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Because of these uncertainties, no assurance can be given that planned exploration programs will result in the establishment of mineral resources or reserves. The Company may be subject to risks, which could not reasonably be predicted in advance. Events such as labour disputes, natural disasters or estimation errors are prime examples of industry-related risks. The Company attempts to balance this risk through ongoing risk assessments conducted by its technical team.

Commodity Prices

The Company’s mineral exploration operations and its prospects are largely dependent on movements in the price of various minerals. Prices fluctuate daily and are affected by several factors well beyond the control of the Company. The mineral exploration industry in general is a competitive market and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist. The Company has not entered any price hedging programs.

Environmental

Exploration projects or operations are subject to the environmental laws and applicable regulations of the jurisdiction in which the Company operates. Environmental standards continue to evolve, and the trend is to a longer, more complete and rigid process. The Company reviews environmental matters on an ongoing basis. If and when appropriate, the Company will make appropriate provisions in its financial statements for any potential environmental liability.

Title of Assets

Although the Company conducts title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain on title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

Competition

The Company expects to compete in the burgeoning North American Critical Minerals Industry with the completion of the Cobalt Sulfate refinery. The industry is developing in Canada with new entrants expected in the short term. Many of these competitors have substantially longer histories in the industry as well as substantially greater financial, sales and marketing resources than the Company.

The Company engages in the highly competitive resource exploration industry. The Company competes directly and indirectly with major and independent resource companies in its exploration for and development of desirable resource properties. Many companies and individuals are engaged in this business, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing, and other resources, as well as greater historical market acceptance than does the Company. The Company will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labour required to operate and develop such prospects.

Competition could materially and adversely affect the Company’s business, operating results and financial condition. Such competitive disadvantages could adversely affect the Company’s ability to participate in projects with favorable rates of return.

Cybersecurity

The Company’s operations depend, in part, on how well it and its third-party service providers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company’s information technology systems and on-line activities, including its e-commerce websites, also may be subject to denial of service, malware or other forms of cyberattacks. While the Company has taken measures to protect against those types of attacks, those measures may not adequately protect its on-line activities from such attacks. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Additional information on risks and uncertainties relating to The Company’s business is provided in The Company’s Annual Information Form dated April 1, 2024, under the heading “Risk Factors”.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ significantly from these estimates.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

Judgements, estimates and assumptions that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

●	Refinery Asset

The net carrying value of the Refinery asset is reviewed regularly for conditions that suggest potential indications of impairment. The review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the technological, market, economic or legal environment in which the entity operates; and internal indicators that the economic performance of the asset will be worse than expected.

●	Exploration and Evaluation Assets

The net carrying value of each mineral property is reviewed regularly for conditions that suggest potential indications of impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property.

●	Financial Derivative Liability

The Financial Derivative Liability values relating to convertible note and US dollar denominated warrants involve significant estimation. The fair value of financial derivative liability was determined at inception and is reviewed and adjusted on a quarterly basis or when conversions take place. Factors considered in the fair value of the financial derivative liability are risk free rate, the Company’s share price, equity volatility, and credit spread.

●	Environmental Rehabilitation

Management’s determination of the Company’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant estimations must be made when determining such reclamation and closure activities and measures required and potentially required.

FUTURE CHANGES IN ACCOUNTING POLICIES AND INITIAL ADOPTION

Insurance contracts

In May 2017, the IASB published Insurance contracts, IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. This information gives a basis for users of financial statements to assess the effect that insurance contracts have on the entity’s financial position, financial performance and cash flows. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

Deferred tax related to assets and liabilities arising from a single transaction.

In May 2021, the IASB published a narrow scope amendment to IAS 12 – Income Taxes. In September 2022, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023 and applied retrospectively. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements and related note disclosures.

Definition of Accounting Estimates

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. The amendment is effective for annual periods beginning on or after January 1, 2023. The adoption of the new standard did not have a material impact on the consolidated financial statements and related note disclosures.

Disclosure of Accounting Policies

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures. The amendment is effective for annual periods beginning on or after January 1, 2023. The adoption of the new standard did not impact the consolidated financial statements and related note disclosures.

International Tax Reform

Pillar Two Model Rules. Amendments to IAS 12 Income Taxes were issued to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s international tax reform. The amendments became effective upon issuance, except for certain disclosure requirements which become effective for annual reporting periods beginning on or after January 1, 2023. The adoption of the new standard did not have a material impact on the consolidated financial statements and related note disclosures.

Classification of liabilities as current or non-current

In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The IASB proposed to defer the effective date of the 2020 amendments to no earlier than January 1, 2024. The Company will adopt the narrow scope amendments on the date they become effective and is assessing the impact of these amendments on its financial statements and related note disclosures.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

Other accounting standards that have been issued but not yet effective.

The following new and amended standard is not expected to have a significant impact on the Company’s financial statements and related note disclosures.

Lease Liability in a Sale and Leaseback (Amendment to IFRS 16 Leases)) – effective January 1, 2024.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. From the second quarter 2022, up to and including this disclosure, Management concluded that internal control over financial reporting was not designed effectively as of December 31, 2023, due to material weaknesses in Internal Control over Financial Reporting (ICFR).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected in a timely basis. Management has identified the following material weaknesses:

●	An ineffective control environment resulting from the combination of an insufficient number of trained financial reporting and accounting personnel with the appropriate skills and knowledge about the design, implementation, and operation of ICFR and inadequate IT tools and resources to ensure the relevance, timeliness and quality of information used in control activities.
●	Management has not designed or implemented a control monitoring process necessary to identify control weaknesses and remediations in a timely manner necessary to ensure the reliability of its ICFR.
●	Control deficiencies in the procurement, payment and receiving processes resulting from a lack of formal processes to ensure adherence to the Company’s delegation of authority policy, inconsistent matching of receipts to goods and services to supporting documentation and inconsistent receiving processes affecting the timing of recognition of assets and liabilities at the Company’s refinery project.

As a consequence of the above, the Company had ineffective control activities related to the design of process level and financial statement close controls which had a pervasive impact on the Company's ICFR. In the third and fourth quarter, Management hired several qualified staff and began to rectify segregation issues. Over the next quarter, Management intends to further these efforts and has engaged external experts to design a process for and perform monitoring controls.

Other than those listed above, there have been no changes in the Company’s internal control over financial reporting during the 3 months ended December 31, 2023, that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

Disclosure Controls and Procedures

Disclosure Controls and Procedures (DCP) have not been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. As disclosed in the previous quarter, the Company’s President and Chief Executive Officer and Chief Financial Officer note similar weaknesses in the disclosure controls and procedures as in the ICFR. The Company’s President and Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures that because of the material weaknesses in our ICFR described above our DCP were not designed effectively at December 31, 2023.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that may be deemed “forward-looking statements”, including statements regarding developments in the Company’s operations in future periods, adequacy of financial resources and plans and objectives of the Company. All statements in this document, other than statements of historical fact, which address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “interprets” and similar expressions, or events or conditions that “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding the advancement of the Refinery, future exploration programs, liquidity, and effects of accounting policy changes.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploration success, a successful outcome of the work in support of the recommissioning of the Refinery, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements if Management’s beliefs, estimates, opinions, or other factors should change except as required by law.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

(expressed in thousands of Canadian dollars)

These statements are based on several assumptions including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the work programs described herein, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements promptly, the availability of financing for the Company’s proposed work programs on its assets on reasonable terms and the ability of third-party service providers to deliver services promptly. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.